

February 3, 2016

<u>Via E-mail</u>
Thomas L. Millner
Chief Executive Officer
Cabela's Incorporated
One Cabela Drive
Sidney, Nebraska 69160

      Re: **Cabela's Incorporated**
            Form 10-K for the Fiscal Year Ended December 27, 2014
            Filed February 17, 2015
            File No. 001-32227

Dear Mr. Millner:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                 Sincerely,

                 /s/ Lilyanna Peyser for

                 Mara Ransom
                 Assistant Director
                 Office of Consumer Products